Hodgson Russ
ATTORNEYS • LLP

RECEIVED
2006 JUN 12 P 12: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06014268

SUPPL

Richard B. Raymer
Direct Dial: 416.595.2681
rraymer@hodgsonruss.com

June 7, 2006

Via Federal Express

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Medical Facilities Corporation - File Number 82-34942

Dear Sir or Madam,

In connection with the Commission's granting to Medical Facilities Corporation ("MFC") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by MFC in Canada for the period between May 13, 2006 through June 6, 2006. If you have any questions please do not hesitate to contact me.

Sincerely,

Richard B. Raymer

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

RBR/vcs
Enclosures

042608/00001 TORDOCS 27189v1

dw 6/12

Medical Facilities Corporation
File Number 82-34942

RECEIVED
2006 JUN 12 P 12:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 19, 2006	News release - English
May 23, 2006	Report of voting results
May 23, 2006	Report of voting results

File Number 82-34942

RECEIVED
2006 JUN 12 P 12: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Medical Facilities Corporation

Annual Meeting of Shareholders

Held on May 12, 2006

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Brief Description of Matters Voted Upon	Outcome of the Vote	Conducted by Ballot (Indicate if votes were cast in person or by proxy)		
		Number or Percentage of Votes Cast		
		For	Against	Withheld
Election of Directors	Passed by show of hands	n/a	n/a	n/a
Appointment of Auditors and authorization of directors to fix remuneration	Passed by show of hands	n/a	n/a	n/a
Resolution Authorizing Removal of Share Ownership Restriction	Passed by show of hands	n/a	n/a	n/a

MEDICAL FACILITIES CORPORATION

Per: *"Michael Salter"*
Chief Financial Officer

File Number 82-34942

Medical Facilities Corporation

Special Meeting of Noteholders

Held on May 12, 2006

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3

Brief Description of Matters Voted Upon	**Outcome of the Vote**	**Conducted by Ballot** *(Indicate if votes were cast in person or by proxy)*		
		Number or Percentage of Votes Cast		
		For	**Against**	**Withheld**
Amendments to 12.5% Subordinated Note Indenture	Passed by Vote by Ballot	14,491,250 (100% of votes cast in person or by proxy)	0	0

MEDICAL FACILITIES CORPORATION

Per: *"Michael Salter"*
Chief Financial Officer

File Number 82-34942

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces May distribution

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, May 19 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Company") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on June 15, 2006 to holders of record of Income Participating Securities at the close of business on May 31, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of May. The ex-dividend date for this distribution will be May 29, 2006.

Medical Facilities Corporation owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component.

This news release may be interpreted to contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, telephone: (local) 416-848-7380, (outside of Toronto) 1-877-402-7162/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 12:02e 19-MAY-06